Exhibit 1.1

Bachoco Ad Hoc Committee Publishes Fairness Opinion and Communicates Position regarding Price of Potential Voluntary Tender Offer for Bachoco Shares

Celaya, Guanajuato, Mexico – September 19th, 2022

Industrias Bachoco S.A.B. de C.V. ("Bachoco" or the “Company”) (NYSE: IBA; BMV: BACHOCO), announces that the members of its ad hoc committee met today regarding the intention of certain shareholders of Bachoco to make a voluntary tender offer to purchase all of Bachoco’s outstanding publicly owned shares not currently owned by such shareholders, through a special purpose vehicle (the “offeror”) for a cash purchase price of $81.66 Mexican pesos per share (the “offer price”), as previously announced on March 25, 2022 (such offer, the “offer” or “potential offer” as the context requires).

In April 2022, the ad hoc committee was formed, comprised exclusively of independent members of Bachoco’s board of directors (the “Board”), in connection with the aforementioned potential offer. The ad hoc committee engaged FTI Capital Advisors, LLC (“FTICA”), a wholly owned subsidiary of FTI Consulting, Inc. (NYSE: FCN), as an independent expert, to render its opinion to the Board as to whether the offer price to be paid by the offeror in the potential offer is fair, from a financial point of view, to the holders of shares of Bachoco’s Series B common stock, including any such shares represented by American Depositary Shares (collectively, the “Shares”), other than those held by Bachoco, the offeror or its affiliates (“excluded shares”). The ad hoc committee held a follow-up meeting on June 17, 2022, at which representatives of FTICA presented their preliminary perspectives as of the date of that meeting, while awaiting the commencement of the offer. On September 19, 2022, the ad hoc committee held a meeting at which representatives of FTICA rendered FTICA’s opinion as of the date of such meeting, as subsequently confirmed in writing on and as of such date. Given the delay in the commencement of the offer, the ad hoc committee considered that it was prudent and consistent with Bachoco’s historical transparency and corporate integrity to publish FTICA’s opinion and communicate it to the public.

Consequently, today, the ad hoc committee received FTICA’s written opinion, a copy of which is attached to this press release. Subject to the qualifications and assumptions on which it is based and the exceptions and limitations set forth therein, FTICA’s opinion states that it is of the opinion, as of the date hereof, that the offer price to be paid by the offeror in the potential offer is fair, from a financial point of view, to the holders of Shares, other than excluded shares. FTICA expressed no view as to, and FTICA’s opinion does not address, any other terms or other aspects or implications of the potential offer, and the foregoing description of FTICA’s opinion is qualified in its entirety by reference to the full text of its opinion, a copy of which is attached hereto.

Based on FTICA's opinion, Bachoco's ad hoc committee considers the offer price, as announced on March 25, 2022, to be reasonable from a financial point of view, and therefore fair, to the Company's shareholders and will inform the full board of directors of the Company so that the latter, in turn, may issue its opinion, pursuant to the provisions of Article 101 of the Ley del Mercado de Valores (the "Mexican Securities Market Law") and other applicable provisions.

In addition, the members of the ad hoc committee consider that the decision of a shareholder as to whether or not to tender its shares owned in Bachoco pursuant to the potential offer, if launched and, if so, how many shares to tender, is a personal investment decision based upon such individual shareholder’s particular circumstances. Accordingly, each shareholder is urged to make its own decision as to whether to tender its shares in the potential offer and, if so, how many shares to tender, based on all available information, including the shareholder’s investment objectives, the recent market prices of the relevant shares, the shareholder’s own views as to Bachoco’s prospects and outlook and any other factors that the shareholder deems relevant to its investment decision.

As required by Mexican law, a copy of FTICA’s opinion is attached hereto, with the understanding that the Company’s shareholders should review the attached opinion in its entirety, including the qualifications and assumptions on which it is based and the exceptions and limitations set forth therein, and await the determination of the full board before making any decision with respect to the potential offer.

For more information:

Investor Relations Area

Phone:(461)6183555

Mail: inversionistas@bachoco.net

COMPANY DESCRIPTION. Industrias Bachoco is a leader in the poultry industry in Mexico and one of the largest poultry companies in the world. The Company was founded in 1952, and began trading on the Mexican Stock Exchange and the New York Exchange in 1997. Corporate offices are located in Celaya, Mexico. Bachoco is vertically integrated; its main business lines are: chicken, eggs, balanced feed, pork, among other products. It has more than 1,000 facilities organized into 9 production complexes and 80 distribution centers in Mexico and a production complex in the United States. It currently generates more than 29,000 direct jobs. Bachoco has the following ratings: "AAA (MEX)", the highest rating assigned by Fitch México, S.A. de C.V.; and "HR AAA", which means that the Issuer or the Issue is of the highest credit quality and was granted by HR Ratings de México, S.A. de C.V.

DISCLAIMER. The document contains information that could be deemed forward-looking statements regarding expected future events and results of the Company. The statements reflect management's current beliefs based on currently available information and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in the Annual Information form, which could cause actual results to differ materially from the forward-looking statements contained herein. These risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments in the poultry industry, shareholder liability, government regulation, and environmental matters. Accordingly, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statements.

This press release is not an offer to sell securities in the United States, Mexico, or elsewhere. The securities may not be offered or sold in the United States, Mexico, or any other jurisdiction without registration or an exemption from registration. Any public offering of securities in the United States or Mexico must be made through the preparation of a prospectus or prospectus.